

March 24, 2021

Ron Yekutiel
Chairman and Chief Executive Officer
Kaltura, Inc.
250 Park Avenue South
10th Floor
New York, New York 10003

>   **Re: Kaltura, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 23, 2021**
>   **File No. 333-253699**

Dear Mr. Yekutiel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1.   Please provide a summary of the transactions with the Special Situations Investing Group II, LLC, an affiliate of Goldman Sachs & Co., in connection with this offering. In this regard, discuss the terms of the GS Warrant, the conversion of the Series F convertible preferred stock, and certain cash payments that you will be required to make if the actual initial public offering price is less than or equal to the midpoint of the price range. Further, tell us whether you are required to have a qualified independent underwrtier in accordance with FINRA Rule 5121 as a result of these transactions.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin J. Cohen